Motivating the Masses Inc.

2121 Palomar Airport Road

Suite 300

Carlsbad, California 92011

September 16, 2013

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Justin Kisner, Attorney-Advisor

Joseph M. Kempf, Senior Staff Accountant

Robert Littlepage, Accountant Branch Chief

Re:	MOTIVATING THE MASSES INC. (the “Company”)
Registration Statement on Form S-1 File No. 333-187554

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 1:00 p.m. (Eastern Standard Time) on September 18, 2013 or as soon thereafter as is practicable.

In connection with the Company’s request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

MOTIVATING THE MASSES INC.

/s/ Lisa Nichols

Lisa Nichols

Chief Executive Officer